Exhibit 99.105

ABRIDGEMENT CERTIFICATE

PURSUANT TO SECTION 2.20 OF NATIONAL INSTRUMENT 54-101

COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

I, Lisa Helbling, Chief Financial Officer of ImmunoPrecise Antibodies Ltd. (the Corporation), hereby certify for and on behalf of the Corporation, and not in my personal capacity and without personal liability, that in connection with the annual and special meeting of holders of the Corporation’s common shares to be held on November 20, 2020 (the Meeting), the Corporation:

(a)

has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements set forth in Sections 2.9 and 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101);

(b)	has arranged to have carried out all of the requirements under NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon Section 2.20 of NI 54-101 in connection with the abridgment of the time periods specified in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED as of the 26th day of October, 2020.

IMMUNOPRECISE ANTIBODIES LTD.

Per:	(signed) “Lisa Helbling”
Name: Lisa Helbling
Title: Chief Financial Officer